Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 13 - 2012

May  10, 2012
FOR IMMEDIATE RELEASE

AURIZON REPORTS ANNUAL GENERAL MEETING RESULTS

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that all of the resolutions that shareholders were asked to consider at the Annual General Meeting held in Vancouver, B.C. on May 10, 2012, were approved, including the adoption of new Articles of the Company, the effect of which was to alter the Company’s existing Articles by:  (i) eliminating staggered terms of office for directors; and (ii) accommodating changes resulting from the implementation of the Securities Transfer Act (British Columbia) and the related changes to the Business Corporations Act (British Columbia); and an amendment to the terms of the Company’s stock option plan to increase the percentage of outstanding Common Shares that may be made available for issuance pursuant to stock options granted under the Plan (together with all other outstanding securities-based compensation arrangements), from 7% to 10% of the outstanding Common Shares at the time of grant.

The number of directors was fixed at ten and all of the incumbent directors, Sargent Berner, George Brack, Louis Dionne, Andre Falzon, Richard Faucher, Diane Francis, David Hall, George Paspalas, Brian Moorhouse, and Ian Walton, were re-elected as directors of the Company, for a one year term expiring at the next annual general meeting.  PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as the auditors of the Company.

About Aurizon
Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.
George Paspalas, President & CEO – 604-687-6600
Julie A. Stokke Kemp, Corporate Secretary – 604-687-6600
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com